Lument Securities, LLC

Statement of Financial Condition

March 31, 2025

(With Report of Independent Registered Public Accounting Firm)

Annual Audited Report
Pursuant to Rule 17A-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31175

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 AND ENDING 03/31/2025
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lument Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 West Broad Street, 8th Floor
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert T. Kirkwood	614-420-1728	Bob.Kirkwood@Lument.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

2323 Ross Avenue, Suite 1400	Dallas	Tx	75201
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert T. Kirkwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lument Securities, LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

SHARON LEIGH TAYLOR
Notary ID #3287151
My Commission Expires
July 21, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lument Securities, LLC

Table of Contents



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Managers
Lument Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lument Securities, LLC (the Company) as of March 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Dallas, Texas
May 22, 2025

Lument Securities, LLC

Statement of Financial Condition

March 31, 2025

Assets

Cash and cash equivalents	$	419,430
Receivable from broker dealer		56,768,074
Remarketing agent fees receivable		35,004
Accounts receivable – affiliate		10,176
Derivative assets, at fair value (note 8)		7,064,641
Other assets, net		121,445
Total assets	$	64,418,770

Liabilities and Shareholder's Equity

Liabilities:		
Derivative liabilities, at fair value (note 8)	$	5,512,454
Deferred revenue		4,349
Accounts payable and accrued expenses		40,049
Accounts payable – affiliate		18,597,835
Deferred application fees and borrower deposits		2,046,534
Total liabilities		26,201,221

Commitments and indemnifications (notes 8 and 9)

Shareholder's equity:		
Paid-in capital		15,486,633
Retained earnings		22,730,916
Total shareholder's equity		38,217,549
Total liabilities and shareholder's equity	$	64,418,770

See accompanying notes to statement of financial condition.

Lument Securities, LLC
Notes to Statement of Financial Condition
March 31, 2025

(1) Organization

Lument Securities, LLC is a wholly owned subsidiary of Lument Real Estate Capital Holdings, LLC (the Shareholder). The Shareholder is a wholly owned subsidiary of ORIX Corporation USA (ORIX USA). ORIX USA is a wholly owned subsidiary of ORIX Corporation (ORIX).

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, financial and mergers and acquisition (M&A) consulting, primarily to the healthcare and senior living industries, as well as the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Columbus, OH, San Diego, CA, Dallas, TX, New York, NY, Chicago, IL, and several other locations in the United States.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company conducts substantially all business through its primary clearing broker Pershing LLC (Pershing).

(2) Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statement, are as follows:

(a) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2025.

The Company had cash balances in excess of the Securities Investor Protection Corporation insurance limits at March 31, 2025. The Company places its cash and cash equivalents with high credit quality financial institutions and has not experienced any losses in the cash accounts and does not believe the Company is exposed to any significant credit risk on cash and cash equivalents.

(b) *Receivable From Broker Dealer*

Receivable from broker dealer represents cash held on deposit at Pershing.

(c) *Securities Inventory*

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Security transactions for all regular-way trades are recorded within securities inventory on a trade date basis. Security transactions for all other trades are recorded as derivative assets and liabilities until date of settlement.

(d) *Financial Instruments*

The Company considers cash and cash equivalents, receivable from broker dealer, remarketing agent fees receivables, lines of credit and payables as financial instruments, which are not recorded at fair value on a

recurring basis. Borrowings under the lines of credit reflect terms that approximate current market rates for similar loans and therefore, their carrying value approximates fair value. Given the short-term nature of the remaining assets and liabilities, the respective amounts recorded in the statement of financial condition approximate fair value. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1. Receivable from broker dealer, remarketing agent fees receivable, lines of credit and payables are classified as Level 2.

(e)   *Fixed Assets*

Fixed assets primarily consist of furniture and equipment and are included in other assets, net. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years.

(f)   *Derivative Instruments*

All derivative instruments are carried at fair value on the statement of financial condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage-backed securities. These derivative instruments are not designated a hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(g)   *Customer Accounts*

In accordance with Securities Exchange Commission Rule 15c3-3, the Company had no requirement to hold a balance at March 31, 2025 in a special reserve account for the exclusive benefit of institutional customers.

(h)   *Recent Accounting Pronouncements*

In November, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic280): Improvements to Reportable Segment Disclosures*, which requires a public entity to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle"). The ASU, which also applies to public entities with a single reportable segment, requires disclosure of the title and position of CODM, and how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023. The Company adopted this guidance on April 1, 2024. The adoption of ASU 2023-07 resulted in the following update to the Company's segment reporting disclosures.

(i)   *Segment Reporting*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including proprietary trading, remarketing services, financial and M&A consulting, and underwriting of bonds. The Company has identified its Chief Executive Officer as the CODM, who manages the Company, assesses performance and decides how to allocate resources based on net income of the Company as a whole. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating

segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(3) Fair Value Measurements

The Company determines the fair value of its assets and liabilities based on the fair value hierarchy. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

The Company uses a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The forward commitments to buy and sell agency mortgage-backed securities are valued using a market approach and are considered Level 2. The market approach utilizes observable inputs such as U.S. Treasury rates, swap spreads, and market spreads for similar assets considering the underlying terms of the mortgage-backed securities to derive the fair value. The fair value of securities held by the Company is generally based on significant observable inputs including prices of similar assets which results in those securities being considered Level 2 in the hierarchy.

A summary of assets and liabilities at March 31, 2025 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets:				
Derivative assets	$ —	7,064,641	—	7,064,641
Total	$ —	7,064,641	—	7,064,641
Liabilities:				
Derivative liabilities	$ —	5,512,454	—	5,512,454
Total	$ —	5,512,454	—	5,512,454

There were no transfers between any of the levels during the year.

(4) Securities Inventory

The Company had no securities inventory at March 31, 2025.

(5) Line of Credit and Line of Credit - Affiliate

The Company has a debt agreement from Pershing that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory

established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points for non-repo eligible securities, and the repo cost of funds plus 110 basis points for repo-eligible securities. At March 31, 2025, the Company did not have borrowings outstanding under this agreement.

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the three months secured overnight financing rate data (SOFR) plus 115 basis points. At March 31, 2025, the Company did not have borrowings outstanding under this note.

The Company had no subordinated liabilities as of or during the year ended March 31, 2025.

(6) Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of the greater of $250,000 or 6.67% of aggregate indebtedness, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2025 was $36,498,737 and $35,119,485, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was .57 to 1 at March 31, 2025.

(7) Income Taxes

The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Shareholder intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement at March 31, 2025. All tax years between 2020 and 2024 are open to state and federal tax examination subject to the statute of limitations.

The Company has evaluated the tax positions taken or expected to be taken to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authorities. Tax positions deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense in the current year.

(8) Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, which are accounted for as derivatives, are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value.

Fair Values of Derivative Instruments as of March 31, 2025

	Derivative assets		
Derivatives not accounted for as hedging instruments	**Statement of Financial Condition location**		**Fair value**
Forward commitments	Derivative assets	$	7,064,641
Total		$	7,064,641

	Derivative liabilities		
Derivatives not accounted for as hedging instruments	**Statement of Financial Condition location**		**Fair value**
Forward commitments	Derivative liabilities	$	5,512,454
Total		$	5,512,454

At March 31, 2025, the Company had no mandatory commitments to deliver fixed and variable-rate mortgage-backed securities or written commitments to purchase the same securities from its affiliate. The Company had written commitments to deliver $473,516,581 of fixed-rate mortgage-backed securities and written commitments to purchase $473,516,581 of the same securities from unaffiliated counterparties at March 31, 2025. These amounts are indicative of volume throughout the year.

(9) Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements. The Company has not recorded any liability in the financial statement or made payments for any contingencies or indemnifications.

(10) Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 13% of pay.

(11) Related Party Transactions

The Company is a party to an expense sharing agreement with the Shareholder. This agreement covers expenses paid by the Shareholder and reimbursed by the Company, based on allocation percentages determined per the agreement.

The Company is a party to expense sharing agreements with ORIX USA and an ORIX USA subsidiary. These agreements cover expenses paid by ORIX USA and the ORIX USA subsidiary and reimbursed by the Company. The Company is also party to engagement agreements with ORIX USA and an ORIX USA subsidiary to serve as the placement agent for securities for these entities.

Accounts payable-affiliate represents amounts due to the Shareholder for reimbursement of expenses paid on the Company's behalf. These balances are unsecured and interest-free and are settled on a periodic basis.

(12) Subsequent Events

The Company has evaluated subsequent events through May 22, 2025, the date the Company's financial statement is available to be issued, and no matter or circumstance has arisen that requires further recognition or disclosure.